

October 20, 2010

Karen M. Spaun
Senior Vice President and Chief Financial Officer
Principal Accounting and Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive,
Southfield, MI 48034

> **Re:** **Meadowbrook Insurance Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-14094**

Dear Ms. Spaun:

We have reviewed your response letter dated August 27, 2010 and we have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 16

1. Your draft disclosure does not adequately address the fourth point of our prior Comment 5. Please revise your draft disclosure to address the individual objectives applicable for each named executive officer. Provide the target and actual levels of achievement to the extent these goals were quantifiable. If these objectives were not quantifiable you should nevertheless discuss the Committee assessment regarding achievement of these objectives for each named executive officer.

2. We note your response to our prior comment 6. In addition to the percentage the annual bonus pool was funded at and the percentages of salary each bonus equaled, please state

the target bonus awards established by the Board of Directors in February 2009 as a percentage of salary for each named executive officer.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3715 with questions on these comments.

Sincerely,

Jeffrey Riedler
Assistant Director